UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-42133

Rectitude Holdings Ltd

35 Tampines Industrial Avenue 5
T5@Tampines
Singapore 528627
+65 6749 6647

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On June 24, 2024, Rectitude Holdings Ltd (the “Company”) closed the initial public offering (the “IPO”) of its 2,000,000 ordinary shares, par value US$0.0001 (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-276517), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 16, 2024 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on June 20, 2024. The Shares were priced at $4.00 per share, and the IPO was conducted on a firm commitment basis. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “RECT” on June 21, 2024.

In connection with the IPO, the Company entered into an underwriting agreement, dated June 20, 2024 (the “Underwriting Agreement”), with A.G.P./Alliance Global Partners (“A.G.P” or “Underwriter”), the sole book-running manager. In addition, the Underwriters were granted an over-allotment option for a period of 45 days to purchase up to an additional 300,000 ordinary shares.

The net proceeds to the Company from the IPO, after deducting the underwriting discount, the Underwriters’ fees and expenses, and the Company’s estimated offering expenses, are expected to be approximately $5.8 million.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. In addition, pursuant to the terms of the Underwriting Agreement and related “lock-up” agreements, the Company (for a period of 180 after the date of the final prospectus relating to the IPO), and each director, executive officer, and owner of at least 5% of the Company’s outstanding Shares (or securities convertible or exercisable into Shares) of the Company (for a period of 180 days after the date of the final prospectus relating to the IPO), have agreed, subject to customary exceptions, not to sell, transfer or otherwise dispose of securities of the Company, without the prior written consent of the Underwriters.

On June 24, 2024, pursuant to the Underwriting Agreement, the Company issued the underwriter’s warrants (the “Underwriter’s Warrants”) to the Underwriter to purchase a number of Shares equal to 5% of the total number of Shares sold in the offering at an exercise price equal to 130% of the public offering price. The Underwriter’s Warrants will not be exercised, sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities for a period of 180 days beginning on the date of commencement of sales of the IPO. In addition, the Underwriter’s Warrants will not be exercisable for more than five years from the commencement of sales of the IPO.

The foregoing descriptions of the Underwriting Agreement and Underwriter’s Warrant are not complete and are qualified in their entirety by reference to the full texts of the Underwriting Agreement and Underwriter’s Warrant, which are filed as Exhibits 1.1 and 4.1 to this Current Report on Form 6-K and is incorporated herein by reference.

On June 20, 2024, the Company issued a press release announcing the pricing of the IPO. On June 24, 2024, the Company issued a press release announcing the closing of the IPO. Copies of these press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement dated June 20, 2024 by and between the Company and the Underwriter
4.1	Underwriter’s Warrant
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rectitude Holdings Ltd

Date: June 24, 2024	By:	/s/ Jian Zhang
	Name:	Jian Zhang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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